April 3, 2007

Hanna T. Teshome
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

                  Re:      Registration Statement No. 333-140611 of
                           Residential Asset Securities Corporation on Form S-3 (the "Registration Statement")
                           ----------------------------------------------------

Dear Ms. Teshome:

                  On behalf of Residential Asset Securities Corporation (the "Registrant"), I hereby request that, pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the "Commission") take such action as is necessary to declare the above-referenced Registration Statement effective by 5:00 p.m., Eastern Standard Time, on April 5, 2007 or as soon as practicable thereafter.

                  The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                              Very truly yours,

                              RESIDENTIAL ASSET SECURITIES CORPORATION

                              By:                *
                                 -------------------------------------
                              Name:  James G. Jones
                              Title: President and Chief Executive Officer

*By   /s/ Lisa R. Lundsten
      --------------------------------------
      Lisa R. Lundsten
      Attorney-in-fact pursuant
      to a power of attorney previously
      filed with the Registration Statement.